

Mail Stop 7010

December 7, 2006

via U.S. mail and facsimile

David A. Roberson
Director, President and Chief Executive Officer
Cavalier Homes, Inc.
32 Wilson Boulevard 100
Addison, Alabama 35540

> **Re:** **Cavalier Homes, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Forms 10-Q for Fiscal Quarters Ended April 1, 2006 and July 1, 2006**
> **File No. 1-9792**

Dear Mr. Roberson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, in her absence, Nili Shah at (202) 551-3255, or me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant